HARD CREEK NICKEL CORPORATION

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date

The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the "Company") is for the year ending December 31, 2008 and includes information up to March 24, 2009 (the "Report Date"). The MD&A should be read in conjunction with the Company's audited financial statements and related notes to the financial statements for the period ended December 31, 2008. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance

The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 30,544 hectares. During 2007, the Company completed 24,600 metres of drilling, the largest drill program in the history of the Company, and expended approximately $8.77 million on the project, before mining tax credits of $1.57 million.

During 2008 the Company drilled 15 holes for a total of 4,105 metres. The drill program was designed to provide infill holes to increase the confidence level of the nickel resource in the projected starter pit areas of the Horsetrail deposit and to explore the potential of the Cliff zone to add a platinum-palladium component to our mine development plan. The Company budgeted approximately $4.6 million towards the 2008 exploration program. During the year ended December 31, 2008, the Company incurred $4,505,695 for exploration and development expenses which included geological and drilling services, on-going metallurgical testwork, resource update, sample analysis of 2007 and 2008 drill core, re-analysis of pre-2005 drill core sections, petrographic studies, environmental consulting, and First Nations discussions.

In addition to the Turnagain property, the Company holds, by staking, several additional areas of interest in the Liard Mining Division including the Lunar, Bobner Creek, Lime 1, Lime 2 and the Dease Lime Claims.

In early 2006, the Lunar Creek property, an Alaskan-type ultramafic complex located 120km southeast of the Turnagain property, was acquired by map staking. Prospecting and sampling on the Lunar Creek claims did not indicate potential for significant platinum and palladium mineralization and the claim block has been reduced in size. No work on the claims was completed in 2008. The claims will be allowed to lapse in the first quarter of 2009.

Some prospecting work was conducted on the Bobner Creek claims in Q3 2008. Assessment work will be filed for these claims to keep them in good standing. An additional area of 305 ha contiguous to the existing claim area was added in August 2008.

Some prospecting work was conducted on both the Lime 1 and 2 claims in Q3 2008. The Company has incurred $7,441 on these claims in 2008. Assessment work will be filed on both the Lime 1 and Lime 2 claims to keep them in good standing.

In August 2008, the Company acquired, by map staking, the Dease Lime claim block located 47km west of the Turnagain Nickel Property, the size of this claim block is approximately 780 hectares. Assessment work will be completed on this property in 2009.

In July 2006, the Company acquired, by map staking, the Conuma claim block on Vancouver Island, the size of this claim block was approximately 8,495 hectares. During the year ending December 31, 2008 the Company incurred costs totalling $32,082 (2007 - $Nil), however, these claims were allowed to lapse during the fourth quarter of 2008. As a result, the Company wrote down the $32,082 of costs incurred to $Nil.

The Nootka claims, located 28km south of the Conuma claims, were acquired in April 2007 by map staking. The claims covered an area of approximately 1,970 hectares. During the year ending December 31, 2008 the Company incurred costs totalling $12,580 (2007 - $Nil), however, these claims were allowed to lapse during the fourth quarter of 2008. As a result, the Company wrote down the $12,580 of costs incurred to $Nil.

During fiscal 2008, the Company issued an aggregate of 150,000 common shares from the exercise of stock options, for net cash proceeds of $70,000. At December 31, 2008, the Company's working capital was $6,256,286.

1.3 Selected Annual Information

	Dec 31 2006 (as restated)	Dec 31 2007	Dec 31 2008
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(1,534,578)	(2,852,726)	(2,524,141)
Net Income (Loss)	(228,931)[2]	(1,778,211)[3]	(1,958,267)[4]
Net Income (Loss) per share	($0.01)	($0.03)	($0.03)
Total Assets	17,530,128	33,846,521	31,637,006
Total Liabilities	288,542	1,827,125	549,444
Resource Properties abandoned or written off in year	0	68,158	44,662

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2006 differs from the Loss due to a future income tax recovery, interest and other income.
3 The Net loss in 2007 differs from the Loss due to a future income tax recovery, interest and other income.
4 The Net loss in 2008 differs from the Loss due to a future income tax recovery, interest and other income.

1.4 Results from Operations

General and Administrative - During fiscal 2008, the Company incurred a net loss of $1,958,266 ($0.02 per share) compared to a net loss of $1,778,211 ($0.03 per share) in fiscal 2007. The administrative expenses for 2008 were $2,524,141, down from $2,852,726 in the prior year. Total administrative expenses include a non-cash expense intended to recognize the fair value of stock options granted and vested; these amounts were $317,436 and $1,085,653 in 2008 and 2007, respectively. Excluding these items, the 2008 administrative expenses were $2,206,705, up from $1,767,073 in 2007. Investor relations expenses in 2008 were $597,397 (2007: $732,165), a decrease of $134,768 and is due primarily from the decrease in participation in resource and investment shows and investor relations contracts with firms in the United States, Canada and Europe. Travel and promotion expenses in 2008 were $114,745 (2007: $195,050), a decrease of $80,305 primarily from the reduction in travel to participate in resource and investment shows. The Company incurred costs of $44,662 (2007: $68,158) from the write-down of abandoned properties during 2008. Legal and audit expenses in 2008 were $280,935 (2007: $147,111) up $133,824 primarily from the Cornerstone Agreement with the Kaska Dena and the TSX application. Financing costs in 2008 were $426,700 (2007: $Nil) which represent a non-cash expense for the fair value of re-pricing and extending the warrants. Office and general expenses in 2008 were $380,328 (2007: $294,033) up $86,295 primarily from the TSX listing fee. In general, there were no other areas with significant increases or decreases compared to the previous year: management fees, property evaluation, and salaries were up, while consulting and property impairment was down. Excluding amortization, financing costs and stock based compensation, the total general and administrative expenses for the year were approximately $147,000 per month compared to $146,000 per month in 2007. During 2008 the Company earned interest income of $463,052 (2007: $134,592), an increase of $328,460, from short term investments in GIC's. Future income tax recovery for 2008 was $102,823 (2007: $939,923), a decrease of $837,100 primarily from the effect of flow-through share renunciations.

Exploration - During the year ended December 31, 2008, the Company incurred exploration expenses of $4,505,695 on the Company's properties (2007: $8,745,020). Drilling expenses for 2008 were 18% of the total exploration expense down significantly from the 54% in 2007.

Field activity resumed in June 2008, and prior thereto, efforts were focused on compiling and analyzing data from the 2007 program. The program was significantly smaller than the 2007 program with a total of 4,105 metres of diamond drilling in 15 holes. Four of these holes were drilled in the Cliff Zone area. One hole was abandoned in the Cliff Zone near the Turnagain River due to difficult overburden conditions.

One of the Horsetrail holes was drilled horizontal to test an area which has been selected as a potential adit site. An adit maybe required in 2009 to provide a bulk sample for future pilot plant testing. It also provided confirmation testing of the deposit geological model as well as valuable geotechnical information which will aid in developing future pit design parameters.

Another of the Horsetrail holes was drilled between the present proposed pit and the Turnagain River to provide hydrogeological and acid base accounting information which will be required as part of future environmental and pit design work. In addition, a similar shallow (30 metres) drill hole has been drilled at the southern end of the airstrip.

Field work was completed in early September 2008.

On June 17, 2008 a new resource estimate was completed by AMEC Americas Limited of Vancouver, B.C. The updated resource is a 45% increase in Measured resources and 14% increase in Indicated resources using all the new drill information from the 2007 exploration program. A total of 66,393 metres (217,825 feet) of diamond drilling in 257 drill holes were used in interpolating grade in the resource area. This total includes 16,533 metres of diamond drilling in 53 holes drilled in late 2007 which were not available for use in the 2007 resource estimate and results of a re-assay program on 4,317 samples completed in 2008.

Metallurgical testwork continued towards refining the parameters necessary for projecting actual mill performance. The testwork being carried out by Xstrata Process Support (XPS) in Falconbridge, Ontario was completed and a report on the results was received dated June 17, 2008. The XPS testwork consisted of quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses, one rougher and one cleaner test for mineralogy and metallurgical alignment.

SGS in Lakefield Ontario continued work on crushing, grinding, and abrasion testwork. A simulation summary on the suggested overall grinding circuit was provided by SGS on July 3, 2008. Additional work is being considered for finalizing the design parameters.

Additional hydrometallurgical testwork has also been completed at SGS under the direction of Dr. David Dreisinger with a draft summary letter report completed on June 22, 2008. The report outlines the simplified process design flow sheet which involves pressure leaching of the concentrate to dissolve copper, nickel and cobalt. It concludes that the hydrometallurgical testing on the two Hard Creek concentrates as provided has been highly successful. Dr. Dreisinger provided recommendations for the next steps in moving forward to develop the hydrometallurgical process.

Jim Gulyas, P.Eng. of AMEC Americas Limited of Vancouver, B.C. was contracted in November 2008 to provide an overview of the hydrometallurgical plant options available to the Company to extract nickel and cobalt from the Turnagain concentrate. As a result of the overview the Company entered into an agreement in January 2009 with Norilsk Processing Technology Pty. Ltd. to determine the viability of the Activox® Process on Turnagain concentrate. This work will proceed in the 2nd quarter of 2009.

Locked cycle and open cycle testwork of the Phase I Test Program at G&T Laboratories in Kamloops, B.C. has been completed. The optimum scoping test conditions have been determined. The locked cycle testing utilizing these conditions on the two major composites (A and B) and the open circuit testing on the first 16 variability composites has also been completed. An additional five low sulphur composites were collected and tested (Samples 17 to 21). A final report from G&T on the Phase I Testwork was received in October 2008.

The objective of the present Phase II testwork at G&T Laboratories is to develop a plant design using conventional grinding and flotation technology with reduction of nickel recovery losses in the cleaner circuit aimed at producing a concentrate for feed into the future hydrometallurgical plant. This work will also define the reagent scheme and nickel flotation kinetics for future pilot plant testing and plant design. This work should be completed in the 2nd quarter of 2009.

Discussions initiated in 2004 with First Nations resulted in the signing of the October 15, 2008 "Cornerstone Agreement". This agreement lays the foundation of a respectful, cooperation and progressive relationship to facilitate the development of the Turnagain Project between the Kaska Dena and the Company. The details of a Socio-Economic Participation Agreement (SEPA) are presently being negotiated with the Kaska Dena. Discussions are also on-going with the Tahltan to develop similar type agreements.

1.5 Summary of Quarterly Results - see attached table

1.6 Liquidity and 1.7 Capital Resources

At December 31, 2008, the Company had working capital of $6,256,286 compared to working capital of $10,786,885 as at December 31, 2007. Accounts payable and accrued liabilities December 31, 2008 were $172,741. During fiscal 2008, the Company raised cash proceeds of $70,000 from the issuance of common shares through the exercise of stock options. The Company's budget for the exploration program of 2009 is approximately $2.2 million, as of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2009. Should the Company expand the 2009 exploration program, the Company may need to raise additional funds through further equity issuances.

1.8 Off Balance sheet arrangements - N/A

1.9 Transactions with Related Parties

During fiscal 2008, the Company incurred and paid $649,456 in salaries or fees with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for 2008 was $446,400 as compared to $565,978 the prior year, a decrease of $119,578 or 21%. An aggregate of $292,400 in deferred exploration expenses relates to amounts paid to one director, one officer, and one senior executive of the Company, for planning, analysis, modeling, metallurgical work, project management and infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $154,000 were paid during the year to the President, Chief Financial Officer and the Corporate Secretary, and increase of $45,000 or 41% over the same period of 2007. The increase in management fees relates to the increase in the work load of the day to day operations.

1.10 Fourth Quarter

Exploration expenses for the fourth quarter were $842,579, down from the $1,576,271 expended in the third quarter, and down from the fourth in 2007 ($1,974,663). Major components of the 2008 fourth quarter property expenses included geological services of $424,124; environmental studies of $130,732, metallurgy costs of $73,266 and travel and transportation costs of $82,114 which were offset against additional Provincial mining tax credits of $983,320 and Federal non-refundable mining tax credits of $605,284.

There were $703,533 of administrative expenses during the fourth quarter; these expenses were up $126,842 from $576,691 in the third quarter due to a one time financing cost of $426,700 which represents the fair value of re-pricing the share purchases warrants from $1.00 to $.30. Future income tax recovery was $102,823 down from the fourth quarter in 2007 ($939,923).

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at December 31 2008, the Company's financial statements reflect an asset "Deferred Exploration & Development Costs" with a balance of $24,771,994. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA.

Section 1400, General Standards of Financial Statement Presentation
Section 1506, Accounting Changes
Section 1535, Capital Disclosures
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed the changeover to International Financial Reporting Standards ("IFRS") from Canadian Generally Accepted Accounting Principles ("GAAP") will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.

The International Accounting Standards Board ("IASB") has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1. It is anticipated that this exposure draft will not result in an amended IFRS 1 standard until late 2009.

Although the amended IFRS 1 standard would provide relief, the changeover to IFRS represents a significant change in accounting standards and the transition from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company's reported financial position and reported results of operations.

The Company has commenced an assessment of the impact that the transition to IFRS will have on its financial statements and related disclosures. In preparation for this IFRS conversion from GAAP, members of the financial team are taking IFRS courses to familiarize themselves with the key differences between the two standards and will assist the Company in preparing a transition plan that will address the accounting policies, information technology and data systems, and related procedures impacted in the IFRS conversion. As part of this plan, the Company will perform a diagnostic analysis between GAAP and IFRS as it pertains to the Company's activities. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14 Financial Instruments and other Instruments

(a) Credit risk

The Company is exposed to credit risk on the cash held with its bank.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I banks. Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The Company does not hold any non-bank asset backed commercial paper.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its capital, development and exploration expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

1.15 Other

Capital Management

The Company considers its capital structure to consist of capital stock and contributed surplus. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support its exploration, development and operations activities. Management reviews its capital management approach on an ongoing basis. There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

The Company's objectives in managing capital are to safeguard its ability to operate as a going concern. The Company currently has no debt. The Company expects to finance its current exploration activity and its general and administrative operations through cash balances held.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2008, the President and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2008. There have been no changes in these controls during the fourth quarter of 2008 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company's website at www.HardCreekNickel.com

(b) at the end of the year, the Company had 60,370,592 shares issued. The Company had 5,200,000 stock options outstanding, with exercise prices ranging from $0.40 to $2.80, a weighted average exercise price of $0.96 and a weighted average life of 1.61 years. In addition, 2,719,802 warrants were outstanding, with a weighted average exercise price of $0.30 and a weighted average life of 1.39 years.

Summary of Share data at December 31, 2008
		Weighted Average
		Price	Life in Years
Issued shares	60,370,592
Options	5,200,000	$0.96	1.61
Warrants	2,719,802	$0.30	1.39
Fully Diluted	68,290,394

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(773,495)	(674,270)	(664,164)	(740,797)	(362,493)	(433,322)	(561,741)	(703,533)
Net Income (loss)[5]	(658,773)	(496,566)	(481,315)	(141,557)	(362,493)	(433,322)	(561,741)	(600,711)[6]
Basic & diluted earnings (loss) per share	(0.01)	(0.01)	(0.01)	(.00)	(.01)	(.01)	(.01)	(.00)
Deferred Exploration Expense - British Columbia properties	418,348	1,894,678	2,822,869	1,974,663	551,245	1,535,600	1,576,271	842,579

[6] The Net Income in the fourth quarter of 2008 reflects a year end adjustment of $(102,823) to reflect future income tax recovery.